Justin W. Chairman

+1.215.963.5061

justin.chairman@morganlewis.com

September 28, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	MEI Pharma, Inc.
Preliminary Consent Revocation Statement on Schedule 14A filed September 15, 2023
File No. 000-50484

To Whom it May Concern:

On behalf of MEI Pharma, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated September 24, 2023, relating to the above referenced Preliminary Consent Revocation Statement on Schedule 14A (the “Consent Revocation Statement”). Concurrently herewith, the Company is filing Amendment No. 1 to the Consent Revocation Statement (the “Amendment”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the Consent Revocation Statement.

Preliminary Consent Revocation Statement on Schedule 14A filed September 15, 2023

General

1.

Disclosure in several locations indicates that “the Anson and Cable Car Group is opportunistically trying to wrest control of the Company from you and your duly elected Board without paying an appropriate control premium.” The reference to a control premium suggests that the Anson and Cable Car Group is attempting to acquire share capital as opposed to exercising stockholder rights to seek written consents to remove the existing board. We are unaware of any legal requirement that obligates a non-management party to pay a control premium, or any proxy or consent solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies or written consents paid a control premium or made another payment to security holders, in exchange for a vote or consent in favor of its candidates. Please refrain from creating the impression that a payment is legally or otherwise required in light of the Exchange Rule 14a-9 proscription against omissions of material fact necessary to make the statements made in light of the circumstances under which they are made not false or misleading.

Response:	In the Amendment, all references to a control premium have been removed, and there is no other language suggesting that a payment is legally or otherwise required.

Morgan, Lewis & Bockius LLP

1701 Market St.
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Securities and Exchange Commission

September 28, 2023

2.

Disclosure indicates that “[i]f the Anson and Cable Car Group’s director removal proposal was valid and they obtained the required written consents to remove the members of the Board, it would create a sudden and significant disruption in the governance function of the Company and our Company could have no directors to oversee business operations.” We note disclosure in the Anson and Cable Car Group’s revised preliminary consent statement filed on August 4, 2023 that were they to “successfully remove some or all of the current directors, [the Anson and Cable Car Group] would expect any remaining directors and/or the removed directors to work constructively with [them] to reconstitute the Board expeditiously.” Please expand the company’s disclosure to explain its understanding as to whether, following a successful consent solicitation by the Anson and Cable Car Group, the current board would be immediately removed, or alternatively, if true, that such directors would remain in place until such time as they had appointed replacement directors in cooperation and in consultation with the Anson and Cable Car Group, as suggested by the Group’s disclosure.

Response:

The disclosure in the Amendment contains language making clear that in the event the removal proposal were to be approved, it is unclear as a matter of Delaware law who the directors of the Company would be and how their replacements would be named. The disclosure does indicate that the Anson and Cable Car Group has suggested it should have a role in naming the replacement directors through consultation with the removed and/or remaining directors.

3.	Refer to the following statement in the disclosure:

•

“The Anson and Cable Car proposals are designed in furtherance of their single-minded agenda to obtain the Company’s cash as quickly as possible regardless of the opportunity cost to the Company’s potential value-creating clinical development programs.”

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the consent revocation statement or provided to the staff on a supplemental basis. If the company is unable to provide support for such statement, please remove it from the disclosure. There currently is no disclosure in the company’s preliminary consent revocation statement that provides any reasonable basis for the statement above.

Response:

The referenced statement has been revised in the Amendment to provide disclosure indicating that such statement is a belief of the Company based on the Anson and Cable Car Group’s own public statements regarding their reasons for seeking to remove the current Board members, in which they stress their desire for the Company to prioritize a return of capital to stockholders rather than the Company’s development initiatives.

4.

Disclosure states that “[t]he Consent Solicitation does a disservice to all stockholders…by bypassing processes well-established in law and well-considered in practice to oversee the business strategy and business affairs of the Company. The Company has an Annual General Meeting upcoming at which it will again provide stockholders with an established mechanism to exercise oversight and control of the Board pursuant to the established provisions of Delaware law.” It is our understanding that the annual meeting could only result in the replacement of a select number of directors given that the board is classified. As such, the above statement’s reference to a “disservice” by “bypassing processes” and that stockholders will be able to “exercise oversight and control of the Board” appears to provide an inaccurate comparison of the impacts and effects of the Anson and Cable Car Group’s consent solicitation to remove all current directors on the board and the annual meeting for the election, and potential replacement, of one class of directors. Please revise to clarify or remove this statement.

Securities and Exchange Commission

September 27, 2023

Response:	In the Amendment, the referenced statement has been revised to make clear that the Anson and Cable Car Group’s nominations for election at the annual meeting are for three candidates only.

5.	Disclose the basis for the company’s belief that the Anson and Cable Car Group’s consent solicitation is invalid under Delaware law.

Response:

The Amendment contains disclosure indicating that the basis for the Company’s belief that the consent solicitation is invalid under Delaware law is that the Company believes that the purported grounds for removal put forth by the Anson and Cable Car Group do not constitute valid cause for removal under the applicable principles of Delaware law.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.215.963.5061 or Bryan S. Keighery at +1.617.341.7269.

Very truly yours, /s/ Justin W. Chairman

cc: David M. Urso